

July 25, 2013

Via E-mail
Aidan Buckley
Chief Executive Officer
Ticket To See, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

>   **Re: Ticket To See, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed July 15, 2013**
>   **File No. 333-187049**

Dear Mr. Buckley:

We have reviewed your responses to the comments in our letter dated June 20, 2013 and have the following additional comments.

Description of Our Business, page 15

Principal Products or Services and Their Markets, page 15

1. We note your response to our prior comment 3. Please revise the fourth paragraph on page 16 to include a statement that management's beliefs about the online ticketing market are based on a limited amount of industry research and if such beliefs prove to be untrue, the company may not be in a position to capture the market opportunity or implement its business plan as contemplated.

Distribution Methods of the Products or Services, page 17

2. We note your response to our prior comment 5 and reissue in part. Please revise this paragraph to disclose the process for implementing your system up to the point of operating.

Competition, Competitive Position in the Industry and Methods of Competition, page 21

3. We note your response to our prior comment 6 and reissue. In particular, you did not revise your disclosure consistent with your response to our prior comment. Please revise your disclosure to remove qualitative marketing language in the statement that "because of our planned low service charges and fresh new approach to the industry, users and clients may opt to try something new."

Significant Employees, page 30

4. We note your response to our prior comment 7 and reissue in part. Please disclose here that Mr. Buckley will spend approximately 15% of his time on your business, consistent with your disclosure elsewhere in the prospectus.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Wayne Chiang
        Chiang Law Office, P.C.